Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019





April 18, 2005

VIA EDGAR AND FEDEX
-------------------

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405

RE:  Pharmion Corporation (File No. 0-50447)

Dear Ms. Blye:

     On behalf of Pharmion Corporation (the "Company"), set forth below is the Company's response to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter, dated March 30, 2005, to Mr. Patrick J. Mahaffy, President and Chief Executive Officer of the Company.

1. Comment: We note that on page 14 of your 10-K you state that your products are marketed in Syria through a third party distribution network. In light of the fact that Syria has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, please describe for us the extent of the sales and marketing activity with respect to your products in Syria, including the dollar amount of such sales; the materiality to the Company of the sale and marketing of products in Syria; and your view as to whether the fact that your products are sold and marketed in Syria pursuant to your agreements with third party distributors constitutes a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company's reputation and share value, that a reasonable investor would deem important in making an investment decision.

     Response: To date, there have been no sales of the Company's products into Syria, nor does the Company anticipate any such sales in the near term.

     The Company's Swiss subsidiary, Pharmion GmbH, is party to a Distribution Agreement, dated as of April 1, 2001, with Quadri Pharmaceuticals Store L.L.C. ("Quadri"). Quadri is domiciled in the United Arab Emirates. Pursuant to that Distribution Agreement, Quadri has the exclusive right to market, sell and distribute two of the Company's products, Thalidomide Pharmion 50 mg and Vidaza(R), in a territory comprised of a number of Middle Eastern countries. Syria is one of the

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Ms. Cecilia D. Blye
April 18, 2005
Page 2


     countries designated as part of the territory covered in the Distribution Agreement, and accordingly was listed by the Company on page 14 of its Form 10-K as a country accessed by its third-party distribution network.

     The Company currently has three products for which it has sales and marketing rights outside of the United States: Thalidomide Pharmion 50 mg, Vidaza and Refludan(R). The Company's Distribution Agreement does not grant Quadri sales or marketing rights to Refludan and, as the Company's sales organization does not serve Syria, the Company does not directly or indirectly sell or market Refludan in Syria. As for Thalidomide Pharmion 50 mg and Vidaza, neither has been approved for marketing or sale in Syria, nor has the Company submitted an application to the Syrian Ministry of Health seeking such approval. In addition, we have been advised that, unlike the regulatory authorities in some countries, the Syrian Ministry of Health does not provide "compassionate use" or "named patient" exceptions to the general prohibition against sales prior to approval. Accordingly, until such time as Thalidomide Pharmion 50 mg and Vidaza are approved for sale and marketing in Syria, the Company and Quadri are prohibited from engaging in either of those activities within Syria. As such, neither the Company nor Quadri have marketed or sold any of the Company's products in Syria. We have been advised by Quadri that the only business activity relating to the Company's products that has been conducted within Syria to date was one brief visit to Damascus by an employee of Quadri to assess the market potential for the Company's products within Syria.

     In light of the facts set forth above, the Company does not believe that the minimal activity of one of its third party distributors within Syria presents a material investment risk for its security holders, nor does the Company believe that such activity is reasonably likely to have any impact on its reputation or share value.

     Although beyond the scope of the Staff's comment, we note that the Company is aware of the U.S. Department of Commerce's licensing requirements applicable to the sale of certain U.S.-origin goods in Syria. Given that its products are human pharmaceutical products, the Company believes that the sale and marketing of these products within Syria is exempt from such licensing requirements.

                                      *****

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Ms Cecilia D. Blye
April 18, 2005
Page 3


     Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8456, Peter H. Jakes of this office at (212) 728-8230 or Thomas Mark of this office at
(212) 728-8667.

Very truly yours,

/s/ Heath L. Golden

Heath L. Golden

cc:  Jack Guggenheim
     Pharmion Corporation
     Peter H. Jakes, Esq.